WESTPORT FUEL SYSTEMS INC. Security Class Holder Account Number ------- Fold Form of Proxy - Annual General and Special Meeting to be held on Wednesday, April 29, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. ------- Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Pacific Time, on Monday, April 27, 2020 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting • Smartphone? www.investorcentre.com and clicking at the bottom of 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Westport Fuel Systems Inc. hereby appoint(s): OR Print the name of the person you are David M. Johnson, Chief Executive Officer, or failing him, Bruce Hibbard, appointing if this person is someone Corporate Secretary and External Legal Counsel of Westport Fuel Systems other than the Westport Fuel Inc. Systems Inc. nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Westport Fuel Systems Inc. to be held at Suite 101 - 1750 West 75th Avenue, Vancouver, BC on Wednesday, April 29, 2020 at 10:00 am, Pacific Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Brenda Eprile 02. Dan Hancock 03. David Johnson ------- Fold 04. Eileen Wheatman 05. Karl-Viktor Schaller 06. Michele Buchignani 07. Peter Yu 08. Rita Forst For Withhold 2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to set their remuneration. For Against 3. The approval of certain amendments to the Westport Fuel Systems Omnibus Incentive Plan To approve the amendment of the Omnibus Incentive Plan of Westport Fuel Systems Inc. in the manner described in the “Matters to be Acted Upon - Amendment to the Omnibus Incentive Plan” section of the Management Information Circular of Westport Fuel Systems Inc. dated March 17, 2020 and accompanying this proxy. For Against 4. Advisory Vote on Approach to Executive Compensation RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Information Circular dated March 17, 2020. ------- Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you would Annual Financial Statements - Mark this box if you would like to receive Interim Financial Statements and NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. W P T Q 3 0 6 0 6 2 A R 2